ASX RELEASE | November 17, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT LITHIUM EXPANDS DRILL PROGRAM
•	Current drill program expanded by 25,000 meters with three new drill rigs added for a total of five rigs
•	Drilling to expand Mineral Resources is proceeding positively and resource updates are expected in Q1 2021
•	Infill drilling will target upgrading the Company’s Mineral Resources on the Core property from Inferred to Indicated classification in advance of a Definitive Feasibility Study

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce it has expanded the current drilling campaign by an additional 25,000 meters, with three additional rigs arriving in the field over the coming weeks.  The expanded drill program is designed to complete infill drilling on the Core Property with the objective of upgrading the Mineral Resource classification category for select areas from the Inferred category to the Measured and Indicated categories.
The Company plans to publish a Mineral Resource estimate update for the Core Property in Q2 2021 in support of reporting Ore Reserves and completion of a Definitive Feasibility Study in mid-2021.
The expanded drill program will also continue to explore the numerous spodumene pegmatites which have been discovered on the Company’s properties over the past several months.  Assays are pending for several of these new discoveries.
The Company also plans an update to the Mineral Resource estimate of the Central Property in early-2021 based on the results of exploration drilling on the property completed in September 2020.
Piedmont expects to complete the expanded drill program in late spring 2021 but acknowledges that the schedule may be impacted by the ongoing COVID-19 pandemic.  Field operations at the Piedmont Lithium Project continue under COVID-19 safety protocols, using guidelines and orders established by the State of North Carolina.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are excited to be aggressively expanding our drill program with five drill rigs soon to be in the field.  Our dual objectives are to upgrade the current Inferred Resources within the Core Property to support our upcoming DFS, while also growing the overall scale of our mineral resource tonnage.  The Carolina Tin-Spodumene Belt is one of the world’s most prolific lithium belts and we are hopeful that we will ultimately delineate North America’s largest spodumene resource, ideally located in North Carolina to power North America’s clean energy storage and EV revolution.”
For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

Infill Drilling
The current Mineral Resource Estimate (MRE) for the Core property (reported June 25, 2019) is 25.1 Mt @ 1.09 Li2O%.  The Mineral Resource classification for the MRE is 50% Inferred and 50% Indicated.  The expanded drill program is focused on conversion of Inferred Resources to Indicated or Measured classification.  Figure 1 shows an updated drill hole location map for the Project.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Area 1
Rock Chip Assays up to 2.37% Li2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li2O
Central Property
Area 2
Rock Chip Assays up to 2.63% Li2O
Area 3
Rock Chip Assays up to 2.41% Li2O
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li2O
Sunnyside Property
20.9 meters intercept @ 1.42% Li2O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Resource
Drillholes
Proposed infill drillholes
Exploration target
Major highway
Railway
Powerline
2.5 km

Figure 1 – Piedmont Lithium Project Property Map Showing Mineral Resources, Exploration Targets and Proposed Drillholes
Exploration Drilling
Approximately 5,000m of the planned 25,000m drill program will continue to explore and delineate newly discovered spodumene bearing pegmatites within the belt, including significant new discoveries within the southeast portion of the Company’s Core Property as well as new discoveries located to the north of the Company’s Core Property.

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement
The information in this announcement that relates to Exploration Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips

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